NEWS
RELEASE
CIBC COMPLETES COMMON SHARE OFFERING
TORONTO, January 24, 2008 — CIBC (CM: TSX; NYSE) announced today that it completed its previously announced offering of 45,346,130 common shares for aggregate gross proceeds of $2,937,669,337.50.
At today’s closing, CIBC issued 21,441,750 common shares to the public through a bought deal public offering in Canada led by CIBC World Markets Inc. as book runner and jointly led by UBS Securities Canada Inc. The public offering included 2,796,750 common shares issued upon the exercise, in full, of an over-allotment option granted by CIBC to the underwriters.
CIBC also issued an additional 23,904,380 common shares to a group of institutional investors by private placements.
The common shares issued are listed on the Toronto Stock Exchange and New York Stock Exchange.
Legal Disclaimer
These securities have not been, and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Contact
For further information: Rob McLeod, CIBC, (416) 980-3714 for media inquiries; John Ferren, CIBC, (416) 980-2088 for analyst/investor inquiries.